

Mail Stop 3561

November 30, 2015

<u>Via E-mail</u>
W. Anderson Bishop
Chief Financial Officer
Hallador Energy Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264

**Re: Hallador Energy Company
Form 10-K for the Year Ended December 31, 2014
Filed March 6, 2015
File No. 001-34743**

Dear Mr. Bishop:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>
<u>Reserve Table-Controlled Tons, page 14</u>

1.   We note your disclosure of additional mineral reserves acquired through the acquisition of Vectren Fuels, Inc. Please forward to our engineer your technical report or the information that establishes the legal, technical and economic feasibility of the acquired Oaktown reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

2. Please tell us if the annual capacity listed in your reserve table is wash plant or mine annual capacity and clarify in future filings.

3. In future filings please disclose the capacity and utilization for each of you wash plants pursuant to the Instructions to Item 102 of Regulation S-K.

4. In future filings please disclose the actual annual production for each of your mines pursuant to the Instructions to Item 102 of Regulation S-K.

<u>Liquidity and Capital Resources, page 16</u>

5.   Please expand your discussion in future filings to describe your ability to generate adequate amounts of cash from operations or other sources to meet your liquidity needs in future filings. In this regard, you should indicate those balance sheet conditions or income or cash flow items which you believe may be indicators of your liquidity. Please provide a draft discussion based on the year ended December 31, 2014 in your response. For further guidance, refer to SEC Release 33-8350.

6.   We note that your bank debt has increased significantly in 2014 due to the debt obtained to finance the acquisition of Vectren Fuels, Inc. In future filings, please discuss your bank debt and related covenants and disclose whether you are in compliance with those covenants. Please provide a draft discussion in your response.

<u>Income Taxes, page 18</u>

7.   You disclose that your effective tax rate for 2014 was 4.5% compared to 25% for 2013, primarily due to the reduction in the Indiana state income tax rate. You further disclose that you estimate your 2015 effective tax rate to be comparable to the 2013 rate. Please provide us a proposed disclosure to be included in future filings to describe the reduction in the Indiana state income tax rate in 2014 that resulted in your 4.5% effective tax rate for this period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer, at (202) 551-3610 regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining